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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO, _____)*


                             J.D. EDWARDS & COMPANY
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   281667 10 5
                                  --------------
                                  (CUSIP Number)

                                  June 29, 1999**
                                  ---------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/ /  Rule 13d-1(b)

/X/  Rule 13d-1(c)

/ /  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act bu shall be subject to all other provisions of the Act (however, see the Notes).

** All beneficial ownership reported as of December 3, 1999.


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                                   SCHEDULE 13G

CUSIP No.  281667 10 5                                     Page 2 of 4 Pages
          -------------------

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Kevin Edward McVaney

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (a)   / /

                                                           (b)   /X/

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Henderson, Nevada

                             5.    SOLE VOTING POWER
     NUMBER OF SHARES              9,668,071 (1)
       BENEFICIALLY                ----------------------------------
      OWNED BY EACH
        REPORTING            6.    SHARED VOTING POWER
         PERSON                    6,388 (2)
          WITH                     ----------------------------------

                             7.    SOLE DISPOSITIVE POWER
                                   9,668,071 (1)
                                   ----------------------------------

                             8.    SHARED DISPOSITIVE POWER
                                   2,509,673 (3)
                                   ----------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,177,744
     ------------------------

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                 N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.41%

12.  TYPE OF REPORTING PERSON*

                 IN

(1) Includes 9,667,360 shares held in the Kevin Edward McVaney Trust dated June 26, 1999, Kevin E. McVaney, Trustee; and 711 shares held directly by Mr. McVaney.

(2) Includes 6,388 shares voted by Mr. McVaney and his wife as Trustee of the Charles Edward McVaney II Trust dated July 22, 1996.

(3) Includes shares in footnote (2) plus 2,503,285 shares held in the TyL Ranch Irrevocable Trust dated August 11, 1999.


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                                                           PAGE 3 OF 4 PAGES

                                   SCHEDULE 13G

1A.  NAMES OF ISSUER:

     J.D. Edwards & Co.

 B.  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     One Technology Way, Denver, CO 80237

2A.  NAME OF PERSON FILING:

     Kevin Edward McVaney

 B.  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     2050 Deer Spring Drive
     Henderson, Nevada 89014

 C.  CITIZENSHIP:

     The information set forth in Item 4 on page 2, hereof is hereby incorporated by reference.

 D.  TITLE OF CLASS OF SECURITIES:

     Common Stock

 E.  CUSIP NO.:

     281667 10 5
     ------------------------

3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     This statement is not filed pursuant to Rule 13d-1 or 13d-2(b) or (c).

4.   OWNERSHIP:

     The information contained in Items 1 and 5 through 11 on page 2 is hereby incorporated by reference. Such information as it relates to beneficial ownership and percent of class as of December 3, 1999.

5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     Not applicable

6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.

7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.


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                                                           PAGE 4 OF 4 PAGES

8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.

9.   NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.

10.  CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                               /s/ Kevin Edward McVaney
                                               -------------------------------
                                               Kevin Edward McVaney